
November 3, 2022

Ahmed Fattouh
Chairman and Chief Executive Officer
InterPrivate II Acquisition Corp.
1350 Avenue of the Americas
New York, New York 10019

> **Re: InterPrivate II Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 25, 2022**
> **File No. 333-266054**

Dear Ahmed Fattouh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed October 25, 2022

Cover Page

1. We note your disclosure that the escrow shares will be allocated promptly following closing as "Bonus Shares" to the non-redeeming public stockholders, EarlyBirdCapital, the sponsor and certain independent directors of InterPrivate II. Please revise here and throughout the proxy statement/prospectus where the Bonus Shares are discussed, to clearly state that EarlyBirdCapital, the sponsor and such independent directors have already agreed not to redeem their shares, and therefore the receipt of Bonus Shares does not incentivize them not to redeem. Please clearly indicate, and quantify as appropriate, the additional benefit that EarlyBirdCapital, the sponsor and such independent directors will receive from the Bonus Shares. Please also disclose here, as you do on page 28, that

"[t]he ability of the Initial Stockholders to receive Bonus Shares is not typical of other similar business combination transactions where non-redeeming public holders are entitled to receive additional securities."

2. We note your disclosure that the initial stockholders "expect to re-allocate to the Getaround equityholders the number of Bonus Shares which exceed the number that the Initial Stockholders would have received on a pro rata basis if no Public Stockholders elect to exercise their redemption rights," and your presentation of the anticipated ownership post-closing throughout the proxy statement/prospectus similarly assumes such re-allocation. Please revise to clarify whether such re-allocation is at the initial stockholders' discretion or if they have contractually agreed to and are thereby obligated to re-allocate any excess shares. To the extent that the initial stockholders may elect not to re-allocate the excess shares, please revise throughout the proxy statement/prospectus to highlight this risk as applicable, including in your discussion of the "Interests of InterPrivate II's Directors and Officers in the Business Combination" (e.g., page 23 and 201), and also revise the post-closing ownership presentations throughout to indicate how this would increase EarlyBirdCapital, the sponsor and the certain independent directors' respective total holdings following the business combination depending on the level of redemptions (e.g., pages 14 and 106). Additionally, please tell us how the parties documented the final re-allocation terms of the escrow shares, and to the extent that there is an amendment to the merger agreement or other contract that sets forth the terms pertaining to the bonus shares, please file such executed agreement as an exhibit to the registration statement.

Questions and Answers About the Special Meeting of InterPrivate II Stockholders and the Related Proposals
Q. How much dilution may non-redeeming InterPrivate II stockholders experience . . . ?, page 14

3. We note your revised definition of "initial stockholders" on page 4 now includes the "holders of the Representative Shares," and therefore your ownership presentation post-closing now combines the interests held by the sponsor and independent directors of InterPrivate II with the interests held by EarlyBirdCapital. Please separate EarlyBirdCapital and your independent directors as separate line items in your ownership presentation here.

Q: Did InterPrivate II's board of directors obtain a third-party valuation or fairness opinion in determining . . . ?, page 25

4. We note your response to comment 2, as well as your revised risk factor on page 117 disclosing that "the InterPrivate II board of directors did not rely solely on quantitative factors" in its determination to proceed with the proposed business combination, and that they "also made qualitative judgments." Please make conforming changes here.

The Background of the Business Combination, page 163

5. We note your disclosure on page 171 regarding the "consideration of the December 2021 market update of comparable company multiples that indicated the median EV / 2023 revenue multiple for the Preliminary Comp Set was 5.3x," and how management assessed this multiple together with "qualitative factors" to determine an appropriate revenue multiple of under 4.3x in arriving at the $900 million valuation. Please disclose the underlying financial metrics of each of the comparable companies that were relied upon in the December 2021 market update, as your disclosure indicates that the 2023 revenue multiple for such data set was ultimately used, together with "qualitative factors," to arrive at the agreed-upon $900 million valuation. In this regard, while we note your disclosure that "InterPrivate II's management do not believe the differences between the Preliminary Comp Set and the set of companies identified on page 191 is material," we note that the 2023 revenue multiple of 3.9x from the disclosed comparable companies analysis on page 193 does appear to be potentially materially different from the multiple of 5.3x used in the December analysis.

6. We also note your disclosure on page 169 that Goldman Sachs and BofA Securities assisted InterPrivate II's management in selecting the companies used in the Preliminary Comp Set, as well as your disclosure on page 174 that such financial advisors also assisted in selecting the companies included in the analysis under the heading on page 191 entitled "InterPrivate II's Board of Directors' Reasons for the Approval of the Business Combination—Comparable Public Company Analysis." Please provide a more detailed discussion of Goldman Sachs and BofA Securities' role in the comparable companies analyses here and in the section beginning on page 191, and also reconcile with your disclosure on page 207 that "neither Goldman Sachs nor BofA Securities or their respective affiliates assisted in the preparation or review of any materials reviewed by InterPrivate II's board of directors or management as part of such firms' services to Getaround." In revising your disclosure, please clarify each advisor's role in providing services to InterPrivate II, as your disclosure elsewhere indicates that each advisor was providing services to Getaround, not InterPrivate II. To the extent that Goldman Sachs and/or BofA Securities did assist with such materials, please revise to clarify whether such advisors have withdrawn its association with and disclaimed responsibility from those materials and whether they have notified InterPrivate II of such disassociation, and also disclose InterPrivate II's rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

7. We note your disclosure that "[o]n September 26, 2022, Getaround engaged UBS Securities . . . to be its lead capital markets advisor in connection with the proposed business combination . . . ." Please provide a more detailed discussion around UBS Securities' role in the transaction, quantify the aggregate fees payable to UBS Securities, and disclose whether UBS Securities assisted with the two updated scenarios of Getaround's unaudited prospective financial information. In connection therewith, please tell us whether the advisors delivered any reports that were materially related to the

proposed business combination and whether these would fall within the purview of Item 4(b) of Form S-4. If so, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

8.   We note your disclosure that "[t]he parties agreed that the 9,333,333 shares that had previously been set aside for the benefit of potential PIPE investors and non-redeeming holders of Class A Stock and holders of Class B Stock would be issued entirely to the Bonus Share Recipients, with any excess shares expected to be distributed to the Getaround equityholders." In connection therewith:

- Please revise to discuss the parties' decision, including any material negotiations and discussions, to allocate certain of the escrow shares to EarlyBird Capital, the sponsor and certain independent directors of InterPrivate II, given that such recipients waived their redemption rights with respect to their shares.

- With respect to the contemplated issuance to EarlyBird Capital, please address the particular reasons for granting them consideration given that they are not a party to the business combination agreement and do not appear to have been engaged or acted in an advisory capacity in connection with the proposed business combination.

- We also note your disclosure on page 27 that "[t]he Initial Stockholders are entitled, pursuant to the terms of the Merger Agreement, to a pro rata amount of the Bonus Shares." Section 3.03 of the Merger Agreement appears to govern the re-allocation of the escrow shares and does not appear to require the allocation of such shares to the initial stockholders. Please revise to explain the relevant term of the merger agreement here and/or revise as appropriate throughout the proxy statement/prospectus.

Independent Director Oversight, page 194

9.   We note your disclosure discussing the transfer of certain founder shares to your independent directors and the related InterPrivate II board conclusion that this did not affect "the independence of Ms. Tracey Brophy Warson and Messrs. Jeffrey Harris and Matthew Luckett." Please revise to also discuss InterPrivate II's decision to agree to re-allocate certain bonus shares comprising merger consideration to such independent directors.

Certain Unaudited Prospective Financial Information of Getaround, page 195

10.   We note your disclosure (i) that the "[f]ollowing a delay in the expected closing of the Business Combination, where such delay in the expected closing has consequently delayed Getaround's receipt of proceeds from the Business Combination it planned to use for growth investment, Getaround's management prepared two updated scenarios of its unaudited prospective financial information in October 2022," (ii) that "both of the scenarios adjust the growth investment period to start in the second quarter of 2023 rather

than the second quarter of 2022 as was assumed in the Initial Projections," (iii) that the No Redemptions scenario assumes the "same level of growth investment as the Initial Projections," and (iv) that the Minimum Cash scenario "would result in a reduced amount of net proceeds" and assumes "reductions in the overall level of growth investment relative to the Initial Projections." To provide shareholders with additional context regarding the underlying differences in each set of projections, please quantify the underlying assumed growth investment in each of the Initial Projections, the No Redemptions scenario and the Minimum Cash scenario.

11.   We also note your disclosure that the "Minimum Cash scenario included in the Updated Scenarios reflects the same change in timing of growth investments but also reflects approximately $18 to $20 million lower sales and marketing expenses in 2023." To the extent that the sales and marketing expenses differ from your growth investments noted in the preceding comment, please quantify the sales and marketing expenses in each of the Initial Projections, the No Redemptions scenario and the Minimum Cash scenario, so that investors are able to evaluate whether such assumptions are consistent with the past sales and marketing trends that you disclose in your results of operations on, e.g., page 317. Additionally, in discussing your "historical trends" and "past practice" with respect to such investments, please revise to clarify that your marketing investments were partially paused in 2020 and 2021, as you disclose on pages 322, to provide investors additional context for such assumptions.

Information About Getaround
Insurance, page 287

12.   Please revise to disclose that your insurance coverage is secondary to other automotive insurance policies and describe the other automotive insurance policies utilized in the event of an accident before your insurance coverage. In addition, please revise to disclose, in sufficient detail, your role in the insurance claims process, including how frequently you act as the primary point of contact for guests and hosts.

Getaround Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
Operations and Support, page 323

13.   We note that insurance and claims expenses decreased for the year ended December 31, 2021 as part of your focus on improving unit economics, which was achieved through a number of operation initiatives primarily related to optimization of supply structure. Please explain this initiative and how it impacted insurance and claims expenses.

Getaround, Inc.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Costs and Expenses, page F-75

14.   Please revise to disclose the material components included in Operations and Support (e.g. auto insurance, claims support, customer relationships, etc.), and Technology and Product Development expenses for the periods presented.

15.   We note per the fees and commissions schedule on your website that each insurance claim submitted for reimbursement was subject to the claim administration fee until June 1, 2022. Please tell us the amount of related fees collected for each period presented and their accounting treatment.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Laurie L. Green